

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2021

Matthew Chen
Chief Executive Officer
Flag Ship Acquisition Corporation
260 Madison Avenue, 8th Floor
New York, NY 10016

> **Re: Flag Ship Acquisition Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted March 9, 2021**
> **CIK No. 0001850059**

Dear Mr. Chen:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Proposed Business
Manner of Conducting Redemptions, page 77

1. We note that you intend to conduct redemptions without a shareholder vote pursuant to the tender offer rules unless required by law or stock exchange listing requirement. Please revise to compare and contrast the information you will provide to shareholders through the Schedule TO with information required by a proxy statement subject to Regulation 14A.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding

Matthew Chen
Flag Ship Acquisition Corporation
April 5, 2021
Page 2

comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian C. Daughney, Esq.